FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 22, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 22, 2008 regarding the acquisition of Amnet by Millicom
2.	Press release dated July 22, 2008 regarding Millicom’s financial results for the period ended June 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: July 22, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

.PRESS RELEASE
New York and Stockholm – 22 July 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

Millicom Acquires Leading Provider of Broadband and Cable TV Services in Central America

New York and Stockholm – 22 July 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announced that it has agreed to acquire 100% of Amnet Telecommunications Holding Limited (Amnet) for an enterprise value of US$ 510 million. Completion of the acquisition, which is subject to customary approvals, is expected within three months.

Amnet began operations in Central America in 1997 and is owned by private investors. It is the leading provider of broadband and cable television services in Costa Rica, Honduras and El Salvador, provides fixed telephony in El Salvador and Honduras, and provides corporate data services in the above countries as well as Guatemala and Nicaragua. Across its various markets and product offerings, it has in excess of 350,000 corporate and residential customers. In the 12 months ended December 2007, it reported revenue of US$ 143 million and EBITDA of US$ 56 million.

Central America is Millicom’s most important region, accounting for 43% of the group’s worldwide revenue, 55% of EBITDA and 38% of subscribers. At 31st December 2007 Millicom’s business in Central America had 8.8 million subscribers contributing US$ 1.2 billion in revenue and US$ 608 million in EBITDA for the year. Millicom operates under the Tigo brand across Central America and is the number one mobile operator in Guatemala, El Salvador and Honduras.

Marc Beuls, President and CEO of Millicom commented, "This transaction is an important step in the development of our strategy for Central America. There is today a lack of fixed line infrastructure to carry broadband services but customers in these markets are increasingly demanding access to broadband services, and in order to satisfy this demand we are launching 3G services across the region in the second half of 2008. The acquisition of Amnet will bring us in excess of 350,000 high ARPU customers, and also dramatically extend our IP network, thereby enabling us to provide enhanced broadband and cable television in conjunction with our new 3G mobile service.”

Mike Kazma, a founder of Amnet who will continue to support the company as a consultant, stated, “In recent years, Amnet has established a leading franchise in Central America due to the tremendous effort of its employees and the support of its customers. Millicom is ideally placed to take this company to the next stage and to take advantage of the exciting growth opportunities in these markets for broadband and cable TV services.”

CONTACTS

Marc Beuls                                                                                                Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                                                Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Item 2

PRESS RELEASE
New York and Stockholm – July 22, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED JUNE 30, 2008
(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Q2 key figures

58% increase in subscribers for Q2 08 versus Q2 07, bringing total subscribers to 28.5 million*
37% increase in revenues for Q2 08 to $843 million (Q2 07: $613 million*)
34% increase in EBITDA for Q2 08 to $352 million (Q2 07: $263 million*)
29% increase in profit before tax for Q2 08 of $172 million (Q2 07: $134 million*)
33% increase in net profit for Q2 08 of $132 million (Q2 07: $99 million*)
Basic earnings per common share for Q2 08 of $1.22 (Q2 07: $0.98*)
* Excludes discontinued operations

H1 key figures

40% increase in revenues for H1 08 to $1,643 million (H1 07: $1,176 million*)
35% increase in EBITDA for H1 08 to $689 million (H1 07: $511 million*)
36% increase in profit before tax for H1 08 of $359 million (H1 07: $263 million*)
54% increase in net profit for H1 08 of $290 million (H1 07: $188 million*)
Basic earnings per common share for H1 08 of $2.70 (H1 07: $1.86*)
* Excludes discontinued operations

Marc Beuls, CEO of Millicom, commented; "Millicom has continued to grow strongly with 58% growth in subscribers.  Net subscriber additions in Q2 were 2.3 million despite a one-off adjustment of 0.2 million to clean up non-revenue producing subscribers in El Salvador.  Revenue growth continues to be one of the best in the industry with the second quarter year-on-year growth up by 37%.  The net profit of $132 million for the quarter, an increase of 33% year-on-year, reflected the continued strong EBITDA margin of 42% for the business.

“The quarter two results give us confidence in our triple ‘A’ business model as it has enabled us to continue to build our market share and profitability across our markets.  We invested $378 million in capex during the quarter and a total of $643 million in the first half year and, on the basis of the opportunity we see in our markets today, we are raising our year-end 2008 guidance for capex to up to $1.5 billion.  With this investment we believe we can continue to grow penetration in both Africa and Asia and to enhance our offering in Latin America with the launch of broadband services in the second half of the year.

“The global “credit crunch” and rising inflation worldwide has not to date impacted our businesses in a significant way and we remain optimistic that, given the strong demand for mobile telephony, which is an essential service in our sixteen markets, we will continue to see good growth. However, higher inflation globally has increased the cost of goods which leaves consumers with less disposable income.

“We remain committed to improving affordability for our customers and this will continue to reduce overall ARPUs but the price elasticity that we continue to see in all our businesses will sustain our market leading rates of revenue growth.  Also our continued high rate of subscriber acquisition will help improve our current 42% EBITDA margin as we achieve further economies of scale from higher volumes.”

Financial summary for the period to June 30, 2008 and 2007

SUBSCRIBERS (‘000)	June 30, 2008	June 30, 2007	Change	March 31, 2008	FY 2007
– Total (i)	28,451	17,967	58%	26,184	23,355

– Attributable (ii)	24,296	15,287	59%	22,292	19,853

REPORTED NUMBERS US$ millions	Q2 2008	Q2 2007 (iv)	Q on Q change	H1 2008	H1 2007 (iv)	H1 on H1 change

– Revenues	842.5	613.4	37%	1,643.2	1,176.1	40%

– EBITDA (iii)	352.1	262.5	34%	688.5	510.6	35%

– EBITDA margin	42%	43%		42%	43%

– Net profit for the period	131.9	98.9	33%	290.0	187.9	54%

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)
EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.

(iv)	Excludes discontinued operations

Financial and operating summary

Record revenues of $843 million in Q2 2008, up 37% vs. Q2 2007

Record EBITDA of $352 million in Q2 2008, up 34% vs. Q2 2007

33% increase in net profit to $132 million in Q2 2008

Investments include capex of $378 million for the 2nd quarter 2008 and $643 million for the 1st half 2008

Cash and cash equivalents of $904 million at end of H1 2008

Cash up-streaming of $153 million in the 2nd quarter 2008 and $243 million in the 1st half 2008

Net debt of $901 million with a Net Debt to extrapolated full year EBITDA ratio of 0.7 enabling significant continuing investment

Strong subscriber growth of 58% in Q2 2008 with total subscribers at 28.5 million

2.3 million net new total subscribers in Q2 2008, net of a 0.2 million clean-up

AGM approved the special dividend of $2.40 a share recommended by the Board; dividend was paid on June 9, 2008 to shareholders of record as of June 2, 2008

EGM resolved to amend Article 21 (“Procedure, Vote”) of the articles of association of Millicom

Review of operations

Financial results for the three months ended March 31, 2008

Subscribers

In Q2, 2008 Millicom added 2.3 million net new mobile subscribers, reaching 28.5 million total mobile subscribers, an increase of 58% versus Q2 2007.

In Africa the two best performing territories in terms of net subscriber additions were Senegal which grew by 83% year-on-year, adding 347 thousand subscribers in the quarter and Tanzania, which grew by 99% year-on-year, adding 248 thousand subscribers in the quarter.  DRC showed impressive year on year growth of 212% to 718 thousand subscribers.

In Central America, Honduras grew its subscriber base by 78% year on year and added 349 thousand subscribers in the quarter. Guatemala grew by 49% year on year and El Salvador by 31%, showing that despite penetration rates of 72% and 87% respectively, these two markets continue to grow strongly.

In South America, total subscribers increased by 42%, with particularly strong increases in Paraguay and Colombia of 50% and 42% respectively.

In Asia subscribers grew by more than 50% year on year with Cambodia growing by 52% and Laos by 82%.

The continued strong growth in subscribers in Q2 2008 reflected the increase in our rate of investment, which has been particularly acute since Q3 2007, in sales and marketing, distribution and in capex.  Our capex forecast has been increased to up to $1.5 billion for the full year compared to $1 billion in 2007.  The prospects for the second half of the year are good as we expect to maintain this high level of capex.

	Net additional subscribers (’000)
	Total	Central Am.	South Am.	Africa	Asia
Q2 2008	2,267	489	448	1,030	300
Q1 2008	2,829	962	571	878	418
Q4 2007	3,403	1,421	588	1,054	340
Q3 2007	1,985	698	449	664	174
Q2 2007	1,452	788	336	145	183

Total revenues, EBITDA and EBITDA margin

Total revenues for the three months ended June 30, 2008 were $843 million, an increase of 37% from the second quarter of 2007. Revenues in Africa, which were up 69%, grew substantially faster as this cluster is growing from a smaller base.  Revenue growth in Asia was 38%.  Encouragingly, in Latin America the businesses grew by 35% in South America and by 26% in Central America.

The Group EBITDA for the three months ended June 30, 2008 was $352 million, an increase of 34% from the second quarter of 2007 and equal to the year on year growth rate achieved in the fourth quarter of 2007.

The EBITDA margin at 42%, though down slightly year on year, was in line with the 42% margin achieved for the full year 2007.  South American EBITDA margins at 32% were well below the Group average as a result of the lower margins in Colombia which were flagged at the year end results for 2007.  As a result of cuts in interconnect rates in Colombia in early December, the EBITDA margin in Colombia remained at 12% as a consequence of Tigo having more incoming than outgoing calls.  It is expected that the margin in Colombia will improve beyond 2008 helped by growing market share and the elasticity in the market.  In Central America, Tigo’s number one position in all three markets and its high markets share, bringing with it a high percentage of on-net calling, enabled it to keep EBITDA margins at a very healthy 55%.  Margins in Asia were 41% compared to 37% in the fourth quarter of 2007.  In Africa margins remained at 31%, having fallen in Q2 and Q3 of 2007 as a result of the large amount of expenditure being incurred rolling out new networks at an accelerated pace.

There has been continuing concern about the rise in food and energy prices in international markets and the impact this might have on demand in emerging market economies which might affect the demand for mobile services.  Millicom’s second quarter results show that we have not seen any major impact although it is of course possible that our business could have grown faster without these inflationary pressures. We believe that mobile telephony is today an essential item in consumers’ spending plans.  However, food and energy price inflation will likely impact the very low ARPU customers first which should give us some warning signs before having any identifiable impact on overall revenues.  Some of Millicom's markets around the world also tend to produce food locally and are mainly self-sufficient, and markets such as Paraguay and Colombia, with big agricultural sectors, have seen the benefits to their economies by exporting at higher prices.

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q2 2008	58%	37%	34%	12.1
Q1 2008	59%	42%	36%	12.7
Q4 2007	56%	41%	34%	13.9
Q3 2007 (i)	55%	46%	44%	14.2
Q2 2007 (i)	61%	48%	48%	13.9
(i)           Subs, Revenues, and EBITDA growth exclude Colombia to be comparable

Total revenues for the six months ended June 30, 2008 were $1,643 million, an increase of 40% from the first half of 2007. Revenues in Africa were up 65%, in Asia revenues were up by 43%, and in Central and South America the increases were 31% and 37% respectively.

The Group EBITDA for the six months ended June 30, 2008 was $689 million, an increase of 35% from the first half of 2007.  EBITDA growth for Africa was 48%, for Asia it was 39% and for Central and South America it was 34% and 27% respectively.

Central America

Central America continues to perform well in more challenging market conditions, adding 0.5 million subscribers in Q2 2008 despite a clean up of the subscriber base in El Salvador during the quarter which meant the churning out of some 0.2 million non-revenue producing subscribers. Without this adjustment Central America would have added over 0.7 million customers compared to net additions of 0.9 million in the exceptionally strong first quarter. This action was taken in El Salvador to ensure that we are fully consistent in applying our strict definition of a subscriber as a customer who has made an income generating call within sixty days, rather than following the less onerous local definition where the release of expired balances is counted as income generation. A tax rate change in Honduras slowed the market in the second quarter.  Central America continues to see the benefits of the move to per second billing in February 2007, which substantially improved the affordability of services and the attractiveness of Tigo as a brand as we continue to execute our successful Triple ‘A’ strategy. We continue to improve accessibility with more points of sales, we increased e-PIN penetration and we extended our value added services (“VAS”) initiative in our key "young and cool" segment of the market as we believe VAS will be an increasingly important part of the income stream alongside our increasing focus on broadband as we react to customer demand for these services.

Central America continues to have high EBITDA margins at 55% which reflect our number one position in all three markets.  This brings a greater percentage of on-net calls, which come with higher margins, and also the economies of scale of a larger business mean that costs are spread over a larger base. With revenue growth of 26% year on year, the markets continue to be good, although with penetration of 87% in El Salvador today the growth rate is lower there than in Honduras and Guatemala. The recent census in El Salvador has shown that the population was lower than had been previously estimated, which means that the penetration rate is higher then expected.

 To date our markets in Central America have not seen any significant effect from the slowdown in the US economy, although we continue to monitor the situation carefully and especially in terms of the remittances being sent back to Central America by overseas workers. At present the statistics that we have seen from the Central Bank suggests that remittances are holding up although not growing at the high rate that they have been growing in the past. However, higher inflation is a reality in Central America and the increased costs of goods will impact disposable income.

Honduras continues to be the fastest growing country in the region as its penetration at 67% is lower than in neighbouring countries and Tigo had over 349 thousand net additions in the quarter. This continued momentum in Honduras is important to consolidate our market leading position ahead of the launch of an additional competitor in the second half of 2008. Guatemala continues to perform strongly with Tigo adding 120 thousand subscribers during the quarter.

Today Tigo has 149 thousand points of sale across Central America which is a 41% increase since Q2 2007 and this market leading distribution network continues to drive the businesses in conjunction with the strong value proposition in terms of price since the move to per second billing in early 2007. In terms of the network Tigo added 614 cell sites in H1 2008 in the three countries and today has a total of 3,510 cell sites across the region.  It is important that Tigo continues to focus on its Triple ‘A’ strategy to drive affordability as competition continues to be strong.

Following our successes with VAS in Paraguay we have been focusing on developing VAS in Central America. After a 121% increase in VAS in Q1, we have seen a year on year 119% increase in VAS in Q2 with growth of 83% in El Salvador, 103% in Honduras and 167% in Guatemala. Central America now has some 15% of recurring revenues from VAS. We also continue to focus on our broadband offer in Central America and expect to launch 3G across the region in the second half of the year and to look at wider broadband options in the coming months.  Today we also announced the acquisition of Amnet Telecommunications Holding Limited which will extend the reach of our business into Costa Rica and Nicaragua and add some 350,000 broadband customers across the five countries in Central America.  This will give Millicom critical mass in this important segment of the market, which we expect to be a major driver of growth going forward.

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q2 2008	53%	26%	31%	16.3
Q1 2008	65%	36%	37%	17.4
Q4 2007	71%	31%	28%	19.2
Q3 2007	74%	45%	45%	20.1
Q2 2007	84%	49%	52%	20.2

Central American revenues for the six months ended June 30, 2008 were $682 million, an increase of 31% from the first half of 2007. Central American EBITDA for the six months ended June 30, 2008 was $375 million, an increase of 34% from the first half of 2007.

	H1 2008	H1 2007 (i)	Change
Revenues	682	520	31%
EBITDA	375	279	34%
EBITDA margin	55%	54%
Capex	160	111	44%
ARPU	16.9	20.7	(18)%
(i)           Excludes discounted operations

South America

Revenues in South America grew by 35% year on year with exceptional performances in Paraguay and Bolivia with revenues up by 68% and 71% year on year respectively, although Colombia continues to be impacted by the halving of interconnect rates in December 2007. Despite this impact, Tigo still achieved EBITDA margins of 12% in Colombia for the quarter and we now expect to see margins in Colombia improve beyond 2008, helped by elasticity and growth. Overall EBITDA margins for South America were 32% and this margin is expected to move up towards the Group average as the Colombian margin improves.

Tigo Colombia added 202 thousand subscribers in the quarter.  It will take Tigo longer as the third operator to get traction in the business as historically the business has been more reliant on incoming interconnect traffic owing to its customer mix and so the halving of the interconnect last year had a negative short term impact on the business. However, a lower interconnect has allowed Tigo to introduce new lower tariffs for across net calling at the end of 2007 and today Tigo offers the best value for money in the market for both on and off net calling. This value proposition will gradually win consumer appreciation especially as our competition have kept higher tariffs across net to the detriment of their customers. e-PIN was launched in Colombia during the first quarter and VAS is also growing strongly, up by 123% year on year.

In Bolivia, Tigo grew revenues by 71% year-on-year as it continues to consolidate its market share and make ground on the market leader so that today Tigo accounts for 36% of the market.  Tigo continues to increase coverage in its network and added 45 new cell sites during the quarter so that Tigo is now well positioned as the number two mobile company challenging the incumbent. In Q2, e-PIN reloads grew by 7% vs. Q1 and e-PIN now represents 27% of total reloads.  VAS revenue grew 228% year on year during Q2 2008 in comparison with Q2 2007, mainly driven by SMS traffic and premium contents and VAS now accounts for 8% of recurring revenue. Broadband subscribers continue to grow strongly and were up 261% in the quarter.

Paraguay’s success continues and again it produced an exceptional performance, increasing its market share to 52% as it rolled out 79 new sites in the quarter and today is extending its advantage as having the best network coverage in the market.  The VAS and broadband businesses grew strongly and now represent 31% of recurring revenues with the majority being VAS, but internet and broadband are becoming increasingly important.  Electronic recharges reached 89% of total recharges, up from 84% in Q1, driven by e-PIN.  Also Tigo's Mini Tariff product, which gives discounted rates for friends & family, continues to reduce customer churn and today over one quarter of the customer base in Paraguay is registered for the product.

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q2 2008	42%	35%	25%	12.7
Q1 2008	43%	38%	30%	12.5
Q4 2007	36%	47%	54%	14.2
Q3 2007 (i)	42%	53%	76%	14.1
Q2 2007 (i)	49%	58%	74%	13.4
(i)           Subs, Revenues, and EBITDA growth exclude Colombia to be comparable

South American revenues for the six months ended June 30, 2008 were $486 million, an increase of 37% from the first half of 2007. South American EBITDA for the six months ended June 30, 2008 was $155 million, an increase of 27% from the first half of 2007.

	H1 2008	H1 2007 (i)	Change
Revenues	486	355	37%
EBITDA	155	122	27%
EBITDA margin	32%	34%
Capex	176	104	69%
ARPU	12.6	13.0	(3)%
(i)           Excludes discounted operations

Africa

With year-on-year revenue growth of 69%, Africa remains Millicom’s fastest growing region, having taken that title in early 2008. In Q2 the company continued to show strong growth in subscriber additions, adding over 1 million in the quarter and up 92% year on year. The high growth that we are achieving in Africa is exciting for the company as, with 160 million people under license, Africa represents some 55% of Millicom’s potential market and the penetration is still low in all our markets. In terms of subscribers, Senegal, with net additions of 347,000, was the strongest country in Q2, followed by Tanzania with 248,000, DRC with 198,000 and Ghana with 196,000.

EBITDA margins in Africa have now stabilised above 30% as the business in DRC begins to get critical mass and with profitability improving in DRC we can expect to see a gradual improvement in African margins over the medium term towards our average target in the mid 40’s. The EBITDA margin was 30.6% in Q2 as Millicom continues to focus on growth. There is always a balance between growth and margin.

Millicom understands the importance of investing in Africa to establish a strong presence in terms of brand awareness, network and distribution at this early stage in mobile development when penetration rates are relatively low. In Q2 the Africa region was characterized by extensive network expansion and a build up of the capacity required to accommodate the projected growth in the subscriber base. To this end plans are in progress for ambitious fiber transmission projects to enhance capacity and reliability and to bring better services to our customers by adding capacity in all our networks.

Our experience tells us that investment in network gives us a competitive advantage as we are able to promote voice and VAS services through the deployment of innovative pricing initiatives. Our “Xtreme Value”, “all you can eat” voice package in Ghana is accessed by daily SMS subscriptions and utilizes spare network capacity while offering our customers excellent value and driving minutes of use. When Xtreme was used in DRC it resulted in a substantial increase in sales. In Senegal the “Dream” promotion which halved the price of SMSs and offered very attractive prizes contributed significantly to the excellent performance in Q2. We are also working on distribution by introducing Territory Management in all our markets and trying to get the incentives more directly to the points of sale rather than through the sub-dealers, as this improves the responsiveness of dealers at street level and increases activity.

New operators have arrived in DRC and Ghana in recent months. . A third operator is expected to launch in Senegal by the year end once its network is deployed.

Overall we continue to be encouraged by our progress in Africa. The heavy investment in DRC and Tanzania has seen a significant increase in subscribers and market share.  In Tanzania, as the number three operator we now have 22% market share with 1.7 million subscribers and are gaining ground on the two largest operators. In DRC with some 200,000 net additions we are beginning to build momentum in the business and today have 718,000 subscribers. The strong intake in Senegal increased market share to 36.9%. Ghana saw a slower quarter in terms of subscriber acquisitions and the results were impacted by exchange rates and the new tax regime late in the quarter but MOU were up 15% for the quarter.

In Africa inflation is today a factor across our markets and the rising prices of goods, in particular food, means that consumers have less disposable income.  In this climate affordability will be the key to continuing to win market share.

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q2 2008	92%	69%	66%	8.7
Q1 2008	72%	60%	33%	9.3
Q4 2007	66%	57%	34%	9.7
Q3 2007	44%	52%	8%	9.9
Q2 2007	47%	46%	15%	9.5

African revenues for the six months ended June 30, 2008 were $346 million, an increase of 65% from the first half of 2007. African EBITDA for the six months ended June 30, 2008 was $107 million, an increase of 48% from the first half of 2007.

	H1 2008	H1 2007 (i)	Change
Revenues	346	209	65%
EBITDA	107	72	48%
EBITDA margin	31%	34%
Capex	229	142	62%
ARPU	9.0	9.8	(8)%
(i)           Excludes discounted operations

Asia

Asia has performed well in Q2 with subscribers up by 50% to 3.7 million and revenues and EBITDA increasing by 38% and 33% respectively. Today Asia is second only to Africa in terms of top line and EBITDA growth and has an EBITDA margin of 41%. We continue to believe that the growth prospects in Asia, with a population under license of 42 million, are good.

During the quarter we continued to increase our capex in the business and this has enabled us to extend and upgrade our networks. In Cambodia we have aggressive capex plans for the year in excess of $100 million, mainly to be spent on coverage but also to add to capacity. After six months we are on track to complete this network investment. We are optimistic about the prospects for the Cambodian economy as today Cambodia is seeing unprecedented levels of foreign investment mostly into infrastructure, financials and tourism but the discovery of oil and gas off the coast is also a major boost to the economy.  New operators have also entered the telecoms market. However, in the short term Cambodia is being impacted by rising oil prices and the global inflation in food prices which has seen the price of rice double. This clearly impacts the disposable income of middle and lower income consumers.

 In Laos rising oil prices and inflation have prompted the Government to put in price controls so that prior approval is needed to increase or decrease prices. We continue to increase points of sale which today stand at 7,461, or 62% of the outlets of the biggest FMCG company. A variety of promotions have been launched to increase the use of e-PIN and the use of the international gateway and these have led to a 3% increase in market share while quarterly revenues have increased by 88% in Q2 compared to last year.

Sri Lanka continued to perform strongly in Q2 with 152,000 net additions and although revenue growth was below the Asian average of 38%, profitability was good and Sri Lanka continues to operate with EBITDA margins above 50% despite operating with low ARPUs.  This demonstrates that profitability is not dependent on ARPUs in fast growing markets.  A new competitor is about to enter the market but we continue to expand the network, commissioning 120 new sites in the quarter, which gives the coverage and capacity to continue to be aggressive with new promotions.

	Quarterly YoY Growth
	Subscribers	Revenues	EBITDA	ARPU ($)
Q2 2008	50%	38%	33%	8.1
Q1 2008	49%	49%	45%	8.7
Q4 2007	46%	43%	27%	8.4
Q3 2007	43%	30%	41%	8.4
Q2 2007	44%	35%	44%	8.7

Asian revenues for the six months ended June 30, 2008 were $129 million, an increase of 43% from the first half of 2007. Asian EBITDA for the six months ended June 30, 2008 was $52 million, an increase of 39% from the first half of 2007.

	H1 2008	H1 2007 (i)	Change
Revenues	129	91	43%
EBITDA	52	37	39%
EBITDA margin	40%	41%
Capex	78	35	123%
ARPU	8.4	8.6	(2)%
(i)           Excludes discounted operations

Comments on the financial statements

A special dividend of $2.40 a share was authorized at the AGM held in May 2008. The dividend was paid on June 9, 2008 to shareholders of record as of June 2, 2008. The Board will consider establishing a recurring dividend in future on the basis of the expected free cash flows, which is EBITDA less interest, taxes and Capex.

Other information

The amounts in the consolidated statements of profit and loss for the quarters and half years ended June 30, 2008 and 2007, the consolidated balance sheets as at June 30, 2008 and December 31, 2007, the condensed consolidated statements of cash flows for the half years ended June 30, 2008 and 2007 and the condensed consolidated changes in equity for the half years ended June 30, 2008 and 2007 are determined based on the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the third quarter of 2008 will be published on October 21, 2008.

This year’s investor visit will be held in Paraguay during the week commencing October 27, 2008.

Luxembourg – July 22, 2008

Marc Beuls, President & Chief Executive Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 289 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Marc Beuls                                                                                                Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                                                Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, July 22, 2008.  The dial-in numbers are: +44 (0)20 7959 6780, +46 (0)8 5051 3807 or +1 718 354 1281 and the pass code is 3827434#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 3827434#.

Appendices

Consolidated statements of profit and loss for the three months ended June 30, 2008 and 2007
Consolidated statements of profit and loss for the six months ended June 30, 2008 and 2007
Consolidated balance sheets as at June 30, 2008 and December 31, 2007
Condensed consolidated statements of changes in equity for the six months ended June 30, 2008 and 2007
Condensed consolidated statements of cash flows for the six months ended June 30, 2008 and 2007
Quarterly analysis by cluster
Total subscribers and market position by country

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended June 30, 2008 and 2007

	QTR ended June 30, 2008 (Unaudited) US$’000	QTR ended June. 30, 2007 (Unaudited) US$’000
Revenues	842,509	613,350
Operating expenses
Cost of sales (excluding depreciation and amortization)	(207,168)	(164,341)
Sales and marketing	(175,329)	(106,042)
General and administrative expenses	(107,927)	(80,466)
EBITDA	352,085	262,501
Corporate costs	(12,894)	(11,910)
Stock compensation	(8,250)	(5,552)
Loss on disposal/Write down of assets, net	(1,266)	(506)
Depreciation and amortization	(123,990)	(84,536)
Operating profit	205,685	159,997
Interest expense	(42,157)	(40,265)
Interest and other financial income	8,162	13,305
Exchange loss, net	(1,703)	(304)
Profit from associated companies	2,268	1,129
Profit before taxes from continuing operations	172,255	133,862
Taxes	(64,742)	(39,891)
Profit before discontinued operations and minority interest	107,513	93,971
Gain on sale from discontinued operations	-	–
Result from discontinued operations	-	2,653
Minority interest	24,425	4,941
Net profit for the period	131,938	101,565
Basic earnings per common share (US$)	1.22	1.01
Weighted average number of shares outstanding in the period (‘000)	108,189	100,874
Profit for the period used to determine diluted earnings per common share	131,938	105,678
Diluted earnings per common share (US$)	1.22	0.98
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,416	107,908

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the six months ended June 30, 2008 and 2007

	6M ended June 30, 2008 (Unaudited) US$’000	6M ended June 30, 2007 (Unaudited) US$’000
Revenues	1,643,212	1,176,051
Operating expenses
Cost of sales (excluding depreciation and amortization)	(409,739)	(315,019)
Sales and marketing	(340,817)	(198,920)
General and administrative expenses	(204,139)	(151,534)
EBITDA	688,517	510,578
Corporate costs	(24,754)	(22,144)
Stock compensation	(14,117)	(10,171)
Loss on disposal/Write down of assets, net	(2,179)	(634)
Depreciation and amortization	(234,504)	(162,698)
Operating profit	412,963	314,931
Interest expense	(86,086)	(79,404)
Interest and other financial income	19,525	25,690
Exchange gains, net	8,656	240
Profit from associated companies	4,128	1,781
Profit before taxes from continuing operations	359,186	263,238
Taxes	(106,612)	(87,624)
Profit before discontinued operations and minority interest	252,574	175,614
Gain on sale from discontinued operations	-	258,346
Result from discontinued operations	-	506
Minority interest	37,469	12,299
Net profit for the period	290,043	446,765
Basic earnings per common share (US$)	2.70	4.43
Weighted average number of shares outstanding in the period (‘000)	107,459	100,812
Profit for the period used to determine diluted earnings per common share	290,803	454,989
Diluted earnings per common share (US$)	2.67	4.22
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	109,081	107,720

Millicom International Cellular S.A.

Consolidated balance sheets
as at June 30, 2008 and December 31, 2007

	June 30, 2008 (Unaudited) US$’000	Dec. 31, 2007 US$’000
Assets
Non-current assets
Intangible assets, net	453,848	467,502
Property, plant and equipment, net	2,553,157	2,066,122
Investments in associates	15,421	11,234
Deferred taxation	104,601	97,544
Other non current assets	17,230	19,855
Total non-current assets	3,144,257	2,662,257
Current assets
Inventories	104,683	82,893
Trade receivables, net	230,603	223,579
Amounts due from joint venture partners	11,421	65,348
Prepayments and accrued income	99,000	71,175
Current tax assets	9,960	8,982
Supplier advances for capital expenditure	105,522	76,514
Other current assets	48,559	48,481
Cash and cash equivalents	903,993	1,174,597
Total current assets	1,513,741	1,751,569
Total assets	4,657,998	4,413,826

Millicom International Cellular S.A.

Consolidated balance sheets
as at June 30, 2008 and December 31, 2007

	June 30, 2008 (Unaudited) US$’000	Dec. 31, 2007 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,211,364 shares at June 30, 2008)	640,236	417,352
Other reserves	55,753	45,557
Accumulated profits brought forward	565,032	127,856
Net profit for the period/year	290,043	697,142
	1,551,064	1,287,907
Minority interest	48,384	80,429
Total equity	1,599,448	1,368,336
Liabilities
Non-current liabilities
Debt and other financing:
Other debt and financing	1,148,894	945,206
Other non-current liabilities	65,829	55,601
Deferred taxation	43,794	42,414
Total non-current liabilities	1,258,517	1,043,221
Current liabilities
Debt and other financing:
10% Senior Notes	481,274	479,826
4% Convertible Notes – Debt component	-	178,940
Other debt and financing	174,908	230,319
Capex accruals and payables	506,155	460,533
Other trade payables	252,042	238,252
Amounts due to joint venture partners	2,232	60,914
Accrued interest and other expenses	158,497	128,426
Current tax liabilities	61,497	82,028
Other current liabilities	163,428	143,031
Total current liabilities	1,800,033	2,002,269
Total liabilities	3,058,550	3,045,490
Total equity and liabilities	4,657,998	4,413,826

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the six months ended June 30, 2008 and 2007

	June 30, 2008 (Unaudited) US$’000	June 30, 2007 (Unaudited) US$’000
Equity as at January 1	1,368,336	582,388
Profit for the period	290,043	446,765
Dividends paid to shareholders	(259,704)	–
Stock compensation	14,117	10,171
Shares issued via the exercise of stock options	1,409	2,561
Shares issued via the payment of bonuses	–	1,000
Shares issued under the matching plan	1,039	–
Conversion of 4% Convertible Bonds	175,179	–
Movement in currency translation reserve	41,074	13,702
Minority interest	(32,045)	(4,864)
Equity as at June 30	1,599,448	1,051,723

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the six months ended June 30, 2008 and 2007

	June 30, 2008 (Unaudited) US$’000	June 30, 2007 (Unaudited) US$’000
EBITDA	688,517	510,578
Corporate costs	(24,754)	(22,144)
Movements in working capital	7,626	64,058
	671,389	552,492
Interest expense paid, net	(52,690)	(48,936)
Taxes paid	(128,588)	(101,245)
Net cash provided by operating activities	490,111	402,311
Cash used by investing activities	(609,832)	(320,177)
Cash (used) provided by financing activities	(162,046)	79,767
Net cash from continuing operations	(281,767)	161,901
Cash provided by discontinued operations	–	261,639
Cash effect of exchange rate changes	11,163	6,912
Net (decrease) increase in cash and cash equivalents	(270,604)	430,452
Cash and cash equivalents, beginning	1,174,597	656,692
Cash and cash equivalents, ending	903,993	1,087,144

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q2 08	Q1 08	Q4 07	Q3 07	Q2 07	Increase Q2 07 to Q2 08
Revenues (US$’000) (i)
Central America	342,039	340,127	329,214	300,159	270,520	26%
South America	254,104	231,626	239,253	214,795	188,424	35%
Africa	180,288	165,573	145,223	121,726	106,425	69%
Asia (i)	66,078	63,377	54,513	49,680	47,981	38%
Total Revenues	842,509	800,703	768,203	686,360	613,350	37%

EBITDA (US$’000) (i)
Central America	187,521	187,374	167,707	161,061	143,053	31%
South America	82,227	72,441	75,253	79,827	65,717	25%
Africa	55,253	51,311	43,969	33,676	33,383	66%
Asia (i)	27,084	25,306	20,371	21,416	20,348	33%
Total EBITDA	352,085	336,432	307,300	295,980	262,501	34%

Total mobile subs at end of period (i)
Central America	10,276,014	9,787,361	8,824,924	7,404,211	6,706,098	53%
South America	6,912,109	6,463,658	5,892,726	5,304,712	4,855,446	42%
Africa	7,579,792	6,549,881	5,672,177	4,618,204	3,954,080	92%
Asia	3,682,809	3,383,189	2,964,738	2,624,547	2,451,369	50%
Total	28,450,724	26,184,089	23,354,565	19,951,674	17,966,993	58%

Attributable mobile subs at end of period (i)
Central America	7,136,452	6,862,247	6,192,972	5,214,233	4,732,442	51%
South America	6,912,109	6,463,658	5,892,726	5,304,712	4,855,446	42%
Africa	7,393,179	6,359,975	5,489,668	4,443,865	3,793,573	95%
Asia	2,854,691	2,606,196	2,277,649	2,027,815	1,905,145	50%
Total	24,296,431	22,292,076	19,853,015	16,990,625	15,286,606	59%

(i)           Excludes discontinued operations

Millicom International Cellular S.A.

Total subscribers and market position by country
(Unaudited)

Country	Equity Holding	Country Population (millions) (i)	MIC Market Position (ii)	Total subscribers (iii)
				Q2 08	Q2 07	y-o-y Growth
Central America
El Salvador	100.0%	7	1 of 5	2,316,643	1,767,587	31%
Guatemala	55.0%	14	1 of 3	4,169,470	2,807,018	49%
Honduras	66.7%	8	1 of 3	3,789,901	2,131,493	78%

South America
Bolivia	100.0%	10	2 of 3	1,194,052	928,660	29%
Colombia	50.0%+1share	44	3 of 3	3,262,500	2,291,660	42%
Paraguay	100.0%	6	1 of 4	2,455,557	1,635,126	50%

Africa
Chad	87.5%	10	2 of 2	414,576	264,152	57%
DRC	100.0%	67	3 of 4	717,784	230,122	212%
Ghana	100.0%	23	2 of 4	2,590,209	1,286,947	101%
Mauritius	50.0%	1	2 of 3	373,222	321,015	16%
Senegal	100.0%	12	2 of 2	1,678,899	918,830	83%
Sierra Leone	100.0%	6	4 of 4	103,671	76,567	35%
Tanzania	100.0%	39	3 of 5	1,701,431	856,447	99%

Asia
Cambodia	58.4%	15	1 of 4	1,991,868	1,313,827	52%
Laos	74.1%	6	3 of 4	169,067	93,098	82%
Sri Lanka	100.0%	21	2 of 4	1,521,874	1,044,444	46%

Total subscribers				28,450,724	17,966,993	58%
___________________________________

(i)           Source: CIA The World Fact Book
(ii)           Source: Millicom.  Market share derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues